UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________)*

                            EMPIRE OF CAROLINA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  292007-10-1
             ------------------------------------------------------
                                 (CUSIP Number)

                            Richard M. Hoffman, Esq.
                      Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
                                 (212) 698-7700
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 18, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

In the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP NO. 292007-10-1                                        Page  2 of 13 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      EMP Associates LLC (Taxpayer ID No. 13-3951570)
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      OO  See Item 3
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      State of Delaware
--------------------------------------------------------------------------------
         NUMBER OF         7   SOLE VOTING POWER   1,466,988
          SHARES           -----------------------------------------------------
       BENEFICIALLY        8   SHARED VOTING POWER  0
         OWNED BY          -----------------------------------------------------
           EACH            9   SOLE DISPOSITIVE POWER  1,466,988
        REPORTING          -----------------------------------------------------
          PERSON           10  SHARED DISPOSITIVE POWER  0
           WITH
--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,988 shares of Common Stock, consisting of (i) 1,266,988 shares issuable upon exercise of warrants and (ii) 200,000 shares issuable upon conversion of Series A Preferred Stock
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     16.08%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                                       OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 292007-10-1                                         Page 3 of 13 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      EMP Management LLC (Taxpayer ID No. 13-3951571)
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      OO  See Item 3
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
         NUMBER OF         7   SOLE VOTING POWER   1,466,988
          SHARES           -----------------------------------------------------
       BENEFICIALLY        8   SHARED VOTING POWER  0
         OWNED BY          -----------------------------------------------------
           EACH            9   SOLE DISPOSITIVE POWER  1,466,988
        REPORTING          -----------------------------------------------------
          PERSON           10  SHARED DISPOSITIVE POWER  0
           WITH
--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,988 shares of Common Stock, consisting of (i) 1,266,988 shares issuable upon exercise of warrants and (ii) 200,000 shares issuable upon conversion of Series A Preferred Stock.
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     16.08%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                                       OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

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CUSIP NO. 292007-10-1                                         Page 4 of 13 Pages
---------------------                                         ------------------

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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Pellinore Securities Corp. (Taxpayer ID No. 13-3470809)
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      OO  See Item 3
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      State of New York
--------------------------------------------------------------------------------
         NUMBER OF         7   SOLE VOTING POWER   112,754
          SHARES           -----------------------------------------------------
       BENEFICIALLY        8   SHARED VOTING POWER  0
         OWNED BY          -----------------------------------------------------
           EACH            9   SOLE DISPOSITIVE POWER  112,754
        REPORTING          -----------------------------------------------------
          PERSON           10  SHARED DISPOSITIVE POWER  0
           WITH
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      112,754 shares of Common Stock issuable upon exercise of warrants
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      1.45%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                                       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 292007-10-1                                         Page 5 of 13 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      J. Richard Messina (Social Security No. 133420156)
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      OO  See Item 3
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
         NUMBER OF         7   SOLE VOTING POWER   1,579,742
          SHARES           -----------------------------------------------------
       BENEFICIALLY        8   SHARED VOTING POWER  0
         OWNED BY          -----------------------------------------------------
           EACH            9   SOLE DISPOSITIVE POWER  1,579,742
        REPORTING          -----------------------------------------------------
          PERSON           10  SHARED DISPOSITIVE POWER  0
           WITH
--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,579,742 shares of Common Stock, consisting of 1,379,742 shares issuable upon exercise of warrants and (ii) 200,000 shares issuable upon conversion of shares of Series A Preferred Stock
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     17.11%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                                       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

      This statement on Schedule 13D relates to the common stock, par value $.10 per share (the "Common Stock"), of Empire of Carolina, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 5150 Linton Boulevard, Delray Beach, Florida 33484.

Item 2. Identity and Background.

      This report is being filed by EMP Associates LLC ("EMP Associates"), EMP Management LLC ("EMP Management"), Pellinore Securities Corp. ("Pellinore") and
J. Richard Messina ("Messina" and, collectively with EMP Associates, EMP Management and Pellinore, the "Reporting Persons").

      EMP Associates is a newly-formed Delaware limited liability company having both its principal business and principal office address at 745 Fifth Avenue, New York, New York 10151. EMP Associates' sole business purpose is to invest in debt and equity securities of the Issuer. EMP Management is the managing member of EMP Associates and engages in no other business. EMP Management is a Delaware limited liability company of which Messina is the sole member. The principal business and office address of EMP Management is 745 Fifth Avenue, New York, New York 10151.

      Pellinore is a New York corporation, having both its principal business and principal office address at 745 Fifth Avenue, New York, New York 10151. Pellinore is an NASD registered broker-dealer. Messina is the sole shareholder, director and executive officer of Pellinore.

      The present principal occupation of Messina is to act as the principal in the business of Pellinore and Summit Capital Associates, Inc. ("Summit Capital"), a New York corporation engaged in the business of providing financial consulting and related services. The principal business and office address of Summit Capital is 745 Fifth Avenue, New York, New York 10151. The business address of Messina, who is a United States citizen, is at the office of Summit Capital, 745 Fifth Avenue, New York, New York 10151.

      None of the persons described in this Item 2 has, during the last five years, been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

      The shares of Common Stock of the Issuer beneficially owned by the Reporting Persons are: (i) in the case of EMP Associates and EMP Management, 1,266,988 shares of Common Stock issuable upon the exercise of warrants (the "Warrants") issued to EMP Associates pursuant to and in accordance with the Securities Purchase Agreement, dated as of May 5, 1997, among EMP Associates, HPA Associates, LLC ("HPA") and the Issuer, as amended (the "Securities Purchase Agreement"), and 200,000 shares of Common Stock issuable upon conversion of shares of the Issuer's Series A Preferred Stock held by EMP Associates; (ii) in the case of Pellinore, 112,754 shares of Common Stock issuable upon the exercise of Warrants held by Pellinore; and (iii) in the case of Messina, 1,579,742 shares of Common Stock issuable upon exercise or conversion, as the case may be, of Warrants and Series A Preferred Stock held by EMP Associates and Pellinore.

      The Warrants were initially issued to EMP Associates on May 6, 1997 in consideration for (i) the purchase by EMP Associates of the Issuer's 12% promissory note due February 6, 1998 (subject to mandatory prepayment upon the occurrence of certain events) in the original principal amount of $2.5 million (the "Bridge Notes") and (ii) the agreement of EMP Associates, together with HPA, to purchase or arrange for the purchase of up to $16 million in the aggregate of the Issuer's Series A Preferred Stock on the terms and subject to the conditions set forth in the Securities Purchase Agreement. The Series A Preferred Stock has voting rights with respect to all matters and is convertible at any time into shares of the Issuer's Common Stock at $1.25 per share (subject to adjustment under certain circumstances). Pursuant to the Securities Purchase Agreement and the terms of the Warrants, the Warrants were not exercisable (and were subject to cancellation) unless HPA and EMP Associates purchased or arranged for the purchase of at least $11.0 million of the Issuer's Series A Preferred Stock on or before June 16, 1997 (the "Permanent Financing"), subject to the satisfaction of certain conditions specified in the Securities Purchase Agreement. The Issuer retained Pellinore as one of three placement agents in connection with the Permanent Financing.

      The Permanent Financing was consummated on June 18, 1997, at which time the Warrants became exercisable until May 6, 2003, at an exercise price of $1.375 per share (subject to adjustment under certain circumstances). In connection with the closing of the Permanent Financing, (i) the Bridge Notes held by EMP Associates were converted into (x) 250,000 shares of Series A Preferred Stock (convertible into 200,000 shares of Common Stock) and (y) Warrants for the purchase of 250,000 shares of Common Stock; (ii) EMP Associates received Warrants for the purchase of 1,016,988 shares of Common Stock in consideration for providing the bridge financing described above; and (iii) Pellinore received Warrants for the purchase of 112,354 shares of Common Stock in consideration for its services as a placement agent.

Item 4. Purpose of the Transaction.

      The Reporting Persons acquired the Bridge Notes, the Series A Preferred Stock and the Warrants for investment purposes only and not for the purpose of acquiring control of the Issuer. Each Reporting Person reserves the right to make purchases, or further purchases, of shares of Common Stock, Series A Preferred Stock and/or Warrants, from time to time in the open market or otherwise and to dispose of any or all of the shares of Common Stock, Series A Preferred Stock and/or Warrants held by it at any time. Each Reporting Person's determination with respect to the foregoing possibilities will depend upon the performance of the Issuer's management and other factors, including, but not limited to, some or all of the following:

market activity in shares of Common Stock, Series A Preferred Stock and Warrants, the Reporting Person's evaluation of the Issuer and its prospects, the Reporting Person's analysis of the industry in which the Issuer operates, general market and economic conditions, and the availability of financing for any of such possible actions.

      The Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D except to the extent described in Item 6 hereof, to which reference is hereby made. The Reporting Person may, at any time and from time to time, review or reconsider its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

      (a) and (b) The Reporting Persons beneficially own 1,579,742 shares of Common Stock in the aggregate, consisting of (i) 1,379,742 shares of Common Stock issuable upon exercise of Warrants and (ii) 200,000 shares of Common Stock issuable upon conversion of Series A Preferred Stock.

      Neither EMP Management nor Messina directly owns any shares of Common Stock or Warrants. However, under the rules promulgated by the Securities and Exchange Commission ("SEC Rules"), each of EMP Management and Messina may be deemed to indirectly beneficially own 1,466,988 shares of Common Stock beneficially owned by EMP Associates by virtue of their positions as Managing Member of EMP Associates, in the case of EMP Management, and sole member of EMP Management, in the case of Messina. Pellinore directly owns 112,754 shares of Common Stock issuable upon exercise of Warrants held by it, and, by virtue of his position as sole shareholder, director and executive officer of Pellinore, Messina may be deemed to indirectly beneficially own such 112,754 shares of Common Stock. Pellinore disclaims beneficial ownership of any shares of Common Stock beneficially owned by EMP Associates or EMP Management, and each of EMP Associates and EMP Management disclaims beneficial ownership of any shares of Common Stock beneficially owned by Pellinore.

      (c) There have been no transactions by any of the Reporting Persons in the Common Stock (or Warrants) within the last sixty days other than as described in
Item 3 hereof.

      (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons, respectively, except that each member of EMP Associates has a proportionate interest in the profits and losses of EMP Associates. Pursuant to the terms and conditions of the Agreement of Limited Liability Company of EMP Associates (the "EMP LLC Agreement"), EMP Management has sole voting and investment power with respect to the Warrants. Upon liquidation of EMP Associates, the assets of EMP Associates (including any and all securities of the Issuer held by it), and all authority to vote and dispose of such securities, would revert to the members in proportion to their respective percentage interests in EMP Associates, subject to the terms and conditions of the EMP LLC Agreement.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Except as contemplated by the Securities Purchase Agreement and the Warrant Agreement dated as of June 17, 1997 between the Issuer and the Holders from time to time of the Warrants (the "Warrant Agreement"), and to the extent described in Item 5 and this Item 6 below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of such Reporting Persons and any other person with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship involving the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies).

      Under the terms of the Warrant Agreement and the subscription agreements between the Issuer and the purchasers of Series A Preferred Stock in the Permanent Financing, the Issuer is required to prepare and file a registration statement with the Securities and Exchange Commission with respect to the Series A Preferred Stock, the Warrants and the shares of Common Stock underlying the Warrants and the Series A Preferred Stock. In addition, purchasers of the Series A Preferred Stock have agreed to vote in favor of, and have granted a proxy to Charles S. Holmes and James Pinto (principals of HPA) to vote in favor of, a proposal to amend the Certificate of Incorporation of the Issuer to increase the number of authorized shares of Common Stock of the Issuer from 30 million to 60 million and to provide that the Issuer's Board of Directors shall consist of up to eight members.

Item 7. Materials to be Filed as Exhibits.

      (a) Exhibit 1: Securities Purchase Agreement, dated as of May 5, 1997, among the Issuer, HPA and EMP Associates is hereby incorporated by reference to
Exhibit 10.40 of the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 15, 1997.

      (b) Exhibit 2: Amendment No. 1, dated as of June 5, 1997, to Securities Purchase Agreement dated as of May 5, 1997 among the Company, HPA and EMP Associates is hereby incorporated by reference to Exhibit 10.41 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 30, 1997.

      (c) Exhibit 3: Form of Warrant Certificate to purchase common stock of the Issuer, issued May 6, 1997 pursuant to the Securities Purchase Agreement, is hereby incorporated by reference to Exhibit 4.7 of the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 15, 1997.

      (d) Exhibit 4: Warrant Amendment dated May 6, 1997 to Warrant Certificate issued May 6, 1997 among the Issuer, HPA and EMP Associates is hereby incorporated by reference to Exhibit 4.7 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 30, 1997.

      (e) Exhibit 5: Warrant Agreement dated as of June 17, 1997 between the Issuer and the holders from time to time of the Warrants is hereby incorporated by reference to Exhibit 4.8 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 30, 1997.

      (f) Exhibit 6: Letter of the Issuer to Pellinore, Axiom Capital Management, Inc. and Commonwealth Associates, Inc. regarding the registration rights provisions affecting the Series A Preferred Stock is hereby incorporated by reference to Exhibit 10.43 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 30, 1997.

      (g) Exhibit 7: Certificate of Designation relating to Series A Preferred Stock is hereby incorporated by reference to Exhibit 3.5 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 30, 1997.

      (h) Exhibit 8: Joint Statement on Schedule 13D as required by Rule 13d-(f)(1)(iii) under the Securities Exchange Act of 1934, as amended.

                                   SIGNATURES

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 27, 1997

                                 EMP ASSOCIATES LLC
                                 By EMP Management LLC,
                                    Managing Member


                                 By:
                                    ----------------------------------
                                    J. Richard Messina
                                    Manager


                                 EMP MANAGEMENT LLC


                                 By:
                                    ----------------------------------
                                    J. Richard Messina, Manager

                                 Pellinore Securities Corp.


                                 By:
                                    ----------------------------------
                                    J. Richard Messina, President



                                    ----------------------------------
                                    J. RICHARD MESSINA